Exhibit 99.1

Entrée Resources Announces AGM Results and Provides a Corporate Update

VANCOUVER, May 23, 2018 /CNW/ - Entrée Resources Ltd. (TSX:ETG; NYSE American:EGI – the "Company" or "Entrée") is pleased to announce the results of voting at its annual general meeting of shareholders which was held on May 23, 2018, in Vancouver, British Columbia (the "Meeting"). All matters submitted to shareholders for approval as set out in the Company's Notice of Meeting and Information Circular, both dated April 18, 2018, were approved by the requisite majority of votes cast at the Meeting. Also, at the Meeting, Stephen Scott, Entrée's President & CEO provided a corporate update.

CORPORATE UPDATE
Highlights of Mr. Scott's presentation included:

•	The value-added corporate reorganization a year ago that created Mason Resources Corp (TSX: MNR) and re-branded Entrée Resources Ltd;
•	An update on the Hugo North Lift 1 underground development at Oyu Tolgoi;
•	The tightening copper markets and, according to CRU, the potential for US$3.75 per pound as the new copper benchmark price;
•	The sensitivity of Entrée/Oyu Tolgoi joint venture property economics to copper prices in the 2018 PEA; and
•	The Company's near-term priorities of streamlining and securing Entrée's joint venture interest, educating the market about the Company's low risk profile and exploration opportunities on the Entrée/Oyu Tolgoi joint venture property in 2018.

The presentation can be found here.

NUMBER OF DIRECTORS
Shareholders approved setting the number of directors at six.

ELECTION OF DIRECTORS
The details of the voting results for the election of directors are set out below:

	Votes For		Withheld Votes
Director	#	%	#	%
Mark Bailey	52,846,958	98.77	659,812	1.23
Alan Edwards	53,157,408	99.35	349,362	0.65
James Harris	52,536,420	98.19	970,350	1.81
Michael Price	53,158,208	99.35	348,562	0.65
Stephen Scott	52,843,686	98.76	663,084	1.24
Anna Stylianides	53,129,883	99.30	376,887	0.70

APPOINTMENT OF AUDITORS
Davidson & Company LLP was re-appointed auditors of the Company for the ensuing year at the remuneration to be fixed by the directors.

Detail voting results for the Meeting are available on SEDAR at www.sedar.com.

QUALIFIED PERSON
Robert Cinits, P.Geo., Entrée's Vice President, Corporate Development, a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has approved the technical information in this release.  For further information on the Entrée/Oyu Tolgoi JV Property, see the Company's Technical Report, titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report", with an effective date of January 15, 2018, available on SEDAR at www.sedar.com.

ABOUT ENTRÉE RESOURCES LTD.
Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entrée has a 20% carried participating interest in the Entrée/Oyu Tolgoi joint venture, with a 30% interest in all mineralization identified above 560 metres elevation on the Entrée/Oyu Tolgoi JV Property. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 14%, 9% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; uses of funds; the value and potential value of assets and the ability of Entrée to maximize returns to shareholders; construction and continued development of the Oyu Tolgoi underground mine; plans for future exploration and/or development programs and budgets; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which Entrée will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows and the status of Entrée's relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC ("OTLLC"), Rio Tinto and Turquoise Hill on the Entrée/Oyu Tolgoi joint venture and the continued development of the Entrée/Oyu Tolgoi JV Property. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for the Oyu Tolgoi underground mine (or the availability of financing for OTLLC to construct such a source); the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine. The 2018 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2018 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2018 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2018 PEA.

Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; the size, grade and continuity of deposits not being interpreted correctly from exploration results; the results of preliminary test work not being indicative of the results of future test work; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; geotechnical or hydrogeological considerations during mining being different from what was assumed; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; and misjudgements in the course of preparing forward-looking statements.

In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2017, dated March 8, 2018 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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SOURCE Entrée Resources

View original content: http://www.newswire.ca/en/releases/archive/May2018/23/c5617.html

%CIK: 0001271554

For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 17:02e 23-MAY-18